SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)

Heritage Commerce Corp

(Name of Issuer)

Common Stock, no par value

 (Title of Class of Securities)

426927109

(CUSIP Number)

W. Kirk Wycoff

Patriot Financial Partners, L.P.

Cira Centre

2929 Arch Street, 27th Floor

Philadelphia, Pennsylvania 19104

(215) 399-4650

(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 426927109	13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,784,351
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,784,351

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,784,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98%*
14	TYPE OF REPORTING PERSON PN

*This calculation is based on 37,908,022 shares of Common Stock of the Issuer outstanding, as reported in the Issuer’s Current Report on Form 8-K filed on September 13, 2016.

CUSIP No. 426927109	13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 652,853
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 652,853

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.72%*
14	TYPE OF REPORTING PERSON PN

*This calculation is based on 37,908,022 shares of Common Stock of the Issuer outstanding, as reported in the Issuer’s Current Report on Form 8-K filed on September 13, 2016.

CUSIP No. 426927109	13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,437,204
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,437,204

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,437,204
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.71%*
14	TYPE OF REPORTING PERSON PN/HC (Control Person)

*This calculation is based on 37,908,022 shares of Common Stock of the Issuer outstanding, as reported in the Issuer’s Current Report on Form 8-K filed on September 13, 2016.

CUSIP No. 426927109	13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,437,204
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,437,204

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,437,204
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.71%*
14	TYPE OF REPORTING PERSON OO (Limited Liability Company), HC (Control Person)

*This calculation is based on 37,908,022 shares of Common Stock of the Issuer outstanding, as reported in the Issuer’s Current Report on Form 8-K filed on September 13, 2016.

CUSIP No. 426927109	13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,437,204
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,437,204

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,437,204
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.71%*
14	TYPE OF REPORTING PERSON IN

*This calculation is based on 37,908,022 shares of Common Stock of the Issuer outstanding, as reported in the Issuer’s Current Report on Form 8-K filed on September 13, 2016.

CUSIP No. 426927109	13D	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,437,204
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,437,204

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,437,204
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.71%*
14	TYPE OF REPORTING PERSON IN

*This calculation is based on 37,908,022 shares of Common Stock of the Issuer outstanding, as reported in the Issuer’s Current Report on Form 8-K filed on September 13, 2016.

CUSIP No. 426927109	13D	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,437,204
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,437,204

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,437,204
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.71%*
14	TYPE OF REPORTING PERSON IN

*This calculation is based on 37,908,022 shares of Common Stock of the Issuer outstanding, as reported in the Issuer’s Current Report on Form 8-K filed on September 13, 2016.

CUSIP No. 426927109	13D	Page 9 of 15 Pages

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on June 25, 2010 (the “Schedule 13D”) by the Patriot Financial Group relating to the Common Stock of the Issuer. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Items 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

On June 18, 2010, the Funds entered into a Securities Purchase Agreement with the Company as described in Item 6 below (the “Purchase Agreement”), to purchase (i) 9,731.25 shares of newly issued Series B Mandatorily Convertible Cumulative Perpetual Preferred Stock, without par value, $1,000 liquidation preference per share (the “Series B Preferred Stock”) and (ii) 8,043.75 shares of newly issued Series C Convertible Perpetual Preferred Stock, without par value, $1,000 liquidation preference per share (the Series C Preferred Stock” and together with the Series B Preferred Stock, the “Preferred Stock”). The Funds purchased the shares of Preferred Stock pursuant to the Purchase Agreement on June 21, 2010 for an aggregate purchase price of $17,775,000. The source of such funds was working capital. Thereafter, the Funds converted all of their Series B shares into 2,595,000 shares of Common Stock.

As more fully described in Items 4 and 6 below, on September 12, 2016, the Company and each of the Funds entered into an Exchange Agreement (the “Exchange Agreements”) whereby, on the same date, the Funds exchanged all 8,043.75 Series C shares owned by the Funds for 2,145,000 shares of Common Stock (the “Acquired Shares”). The Patriot Fund acquired 1,829,000 of the Acquired Shares, and the Patriot Parallel Fund acquired 316,000 of the Acquired Shares. Following the Exchange, the Funds collectively own 4,437,204 shares of Common Stock, which represents approximately 11.7% of the outstanding voting securities of the Company.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Common Stock acquired by the Funds pursuant to the Exchange Agreements was acquired for investment purposes in the ordinary course of business and the Funds believe that the Common Stock represents an attractive investment in accordance with their investment strategy.

Subject to the limitations imposed by the Purchase Agreement, the Exchange Agreements and applicable federal and state securities laws, the Patriot Financial Group may dispose of the Common Stock from time to time, subject to market conditions and other investment considerations. To the extent permitted by the Purchase Agreement, the Exchange Agreements and applicable bank regulatory limitations, each member of the Patriot Financial Group may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such member of the Patriot Financial Group and/or investment considerations.

CUSIP No. 426927109	13D	Page 10 of 15 Pages

To the extent permitted under the Purchase Agreement, the Exchange Agreements and the passivity commitments that the Funds have provided to the Board of Governors of the Federal Reserve System described in Item 6 below, and applicable laws, the Patriot Financial Group may engage in discussions with management, the Company’s Board of Directors, other stockholders of the Company and other relevant parties concerning the business, operations, composition of the Board of Directors, management, strategy and future plans of the Company.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The percentages used in this Amendment No. 1 to Schedule 13D are based upon 37,908,022 outstanding shares of Common Stock as reported in the Issuer’s Current Report on Form 8-K filed on September 13, 2016.

(a) - (b) Patriot Fund possesses shared voting and dispositive power and beneficially owns 3,784,351 shares, or 9.98%, of the outstanding Common Stock.

Patriot Parallel Fund possesses shared voting and dispositive power and beneficially owns 652,853 shares, or 1.72%, of the outstanding Common Stock.

Because (i) Messrs. Wycoff, Lubert and Lynch serve as general partners of the Funds and Patriot GP and as members of Patriot LLC, (ii) Patriot LLC serves as general partner of Patriot GP and (iii) Patriot GP serves as general partner of the Funds, each of Messrs. Wycoff, Lubert and Lynch, Patriot LLC and Patriot GP may be deemed to possess shared voting and dispositive power over the shares of Common Stock held by the Funds or 4,437,204 shares, or 11.71%, of the outstanding Common Stock.

(c)       In addition to acquiring the Acquired Shares as described herein, the Funds made the following sales of Common Stock in the open market during the last 60 days: (i) on August 18, 2016, the Funds sold 20,000 shares at a weighted average price of $11.5187 per share; (ii) on August 25, 2016, the Funds sold 80,000 shares at a weighted average price of $11.8604 per share; (iii) on August 30, 2016, the Funds sold 100,000 shares at a weighted average price of $11.5542 per share; (iv) on August 31, 2016, the Funds sold 31,386 shares at a weighted average price of $11.506 per share; (v) on September 1, 2016, the Funds sold 38,705 shares at a weighted average price of $11.503 per share; (vi) on September 2, 2016, the Funds sold 21,138 shares at a weighted average price of $11.50 per share; (vii) on September 6, 2016, the Funds sold 7,701 shares at a weighted average price of $11.5024 per share; (viii) on September 7, 2016, the Funds sold 600 shares at a weighted average price of $11.50 per share; and (ix) on September 8, 2016, the Funds sold 6,968 shares at a weighted average price of $11.501 per share.

CUSIP No. 426927109	13D	Page 11 of 15 Pages

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

As described in Item 3, on September 12, 2016, the Company and each of the Funds entered into the Exchange Agreements whereby, on the same date, the Funds exchanged all 8,043.75 Series C shares owned by the Funds for the Acquired Shares. The Patriot Fund acquired 1,829,000 of the Acquired Shares, and the Patriot Parallel Fund acquired 316,000 of the Acquired Shares. Following the Exchange, the Funds collectively own 4,437,204 shares of Common Stock, which represents approximately 11.7% of the outstanding voting securities of the Company.

The following is a description of certain terms of the Exchange Agreements:

Representations and Warranties. The Company made customary representations and warranties to the Funds relating to the Company, its business, the issuance of the Common Stock and exemption from any anti-takeover provisions. The Funds also made customary representations and warranties to the Company regarding the Funds’ valid organization and authorization to enter into the transaction.

Exchange Listing. The Company agreed to cause the Acquired Shares to be listed on NASDAQ and to maintain such listing for so long as any Common Stock is listed.

Transfer Restrictions. The Funds acknowledged that each had acquired the Acquired Shares solely for investment purposes with no intent to distribute them to any person in violation of the Securities Act. The Funds agreed not to sell or dispose of the Acquired Shares unless doing so was in compliance with the registration requirements or exemptions of the Securities Act and applicable state securities laws. Subject to compliance with applicable securities laws, however, the Funds are permitted to transfer, sell, assign or otherwise dispose of the Acquired Shares at any time, and the Company is required to take steps reasonably requested by the Funds to facilitate such transfer.

CUSIP No. 426927109	13D	Page 12 of 15 Pages

Registration Rights. The Company agreed to use commercially reasonable efforts to, as soon as practicable but within 30 days of closing, file a registration statement on Form S-3 under the Securities Act to permit the resale of all Acquired Shares by the Funds. The Company further agreed to use reasonable efforts to have the registration statement declared effective and to keep the registration statement current and effective thereafter.

Passivity Commitments. In connection with the Exchange Agreements, each of the Funds made certain customary passivity commitments to the Federal Reserve in commitment letters to ensure that each of the Funds and their affiliates will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries. The Exchange Agreements also required that each of the Funds receive a non-control determination, which have been granted.

The foregoing reference to and description of the Exchange Agreements and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Exchange Agreements, which are filed as Exhibit 5 and Exhibit 6 hereto and are incorporated herein by reference.

The following is a description of certain terms of the Restricted Stock Agreement (as defined below):

Pursuant to the Notice of Grant and Restricted Stock Agreement (the “Restricted Stock Agreement”), the Company has granted to the Funds (on behalf of Mr. Wycoff) 3,702 shares of Restricted Stock, of which 1,768 shares were awarded on April 28, 2015 and 1,934 shares were awarded on May 3, 2016.  With respect to each grant, the Restricted Stock vests in four equal installments beginning on the first anniversary of the grant date and fully vesting on the fourth anniversary of the grant date.  As of the date hereof, 442 of these shares have vested and the remaining 3,260 shares remain unvested.

During the period from the grant date until the second anniversary of the grant date, the Restricted Stock shall be forfeited if Mr. Wycoff ceases continuous status as a director of the Company for any reason, and the ownership of such Restricted Stock shall be transferred back to the Company (the “Company Return Right”).  However, the Company Return Right shall lapse upon the occurrence of certain events, including upon the death or disability of Mr. Wycoff or a change in control of the Company (as defined in the Restricted Stock Agreement).

The foregoing reference to and description of the the Restricted Stock Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Restricted Stock Agreement, a form of which is filed as Exhibit 7 hereto and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows:

1	Joint Filing Agreement, dated as of June 25, 2010, by and among Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P., Patriot Financial Partners GP, L.P., Patriot Financial Partners GP, LLC, W. Kirk Wycoff, Ira M. Lubert and James J. Lynch (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Patriot Financial Group on June 25, 2010).

CUSIP No. 426927109	13D	Page 13 of 15 Pages

2	Securities Purchase Agreement, dated June 18, 2010, by and among Heritage Commerce Corp, Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P. and certain other investors (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K/A filed on September 2, 2010).

3	Registration Rights Agreement, dated June 18, 2010, by and among Heritage Commerce Corp, Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P. and certain other investors (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on June 22, 2010).

4	Venture Capital Operating Company Agreement, dated June 18, 2010, by and among Heritage Commerce Corp, Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P. (incorporated by reference to Exhibit 4 of the Schedule 13D filed on June 25, 2010 by the Patriot Financial Group).

5	Exchange Agreement, dated September 12, 2016, by and between Heritage Commerce Corp and Patriot Financial Partners, L.P. (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on September 13, 2016).

6	Exchange Agreement, dated September 12, 2016, by and between Heritage Commerce Corp and Patriot Financial Partners Parallel, L.P. (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on September 13, 2016).

7	Form of Restricted Stock Agreement for 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer’s Form S-8 filed on July 15, 2013).

CUSIP No. 426927109	13D	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 21, 2016

PATRIOT FINANCIAL PARTNERS, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners Parallel, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP,
LLC., the general partner of Patriot Financial Partners GP, L.P.

PATRIOT FINANCIAL PARTNERS GP, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

/s/ W. Kirk Wycoff
W. Kirk Wycoff

/s/ Ira M. Lubert
Ira M. Lubert

/s/ James J. Lynch
James J. Lynch

CUSIP No. 426927109	13D	Page 15 of 15 Pages

EXHIBIT INDEX

No.	Exhibit
1

Joint Filing Agreement, dated as of June 25, 2010, by and among Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P., Patriot Financial Partners GP, L.P., Patriot Financial Partners GP, LLC, W. Kirk Wycoff, Ira M. Lubert and James J. Lynch (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Patriot Financial Group on June 25, 2010).

2	Securities Purchase Agreement, dated June 18, 2010, by and among Heritage Commerce Corp, Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P. and certain other investors (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K/A filed on September 2, 2010).

3

Registration Rights Agreement, dated June 18, 2010, by and among Heritage Commerce Corp, Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P. and certain other investors (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on June 22, 2010).

4	Venture Capital Operating Company Agreement, dated June 18, 2010, by and among Heritage Commerce Corp, Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P. (incorporated by reference to Exhibit 4 of the Schedule 13D filed on June 25, 2010 by the Patriot Financial Group).

5

Exchange Agreement, dated September 12, 2016, by and between Heritage Commerce Corp and Patriot Financial Partners, L.P. (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on September 13, 2016).

6	Exchange Agreement, dated September 12, 2016, by and between Heritage Commerce Corp and Patriot Financial Partners Parallel, L.P. (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on September 13, 2016).

7	Form of Restricted Stock Agreement for 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer’s Form S-8 filed on July 15, 2013).